Exhibit 99.5


                        [LETTERHEAD OF RP FINANCIAL, LC.]



                                                       August 7, 1998



Board of Trustees
The 1855 Bancorp
Board of Directors
Compass Bank for Savings
791 Purchase Street
New Bedford, Massachusetts 02740-6300

Re: Subscription Rights

Members of the Boards:

         We understand that the Board of Trustees of The 1855 Bancorp, a Massachusetts-chartered mutual holding company (the "Mutual Holding Company"), and the Board of Directors of Compass Bank for Savings ("Compass" or the "Bank"), have adopted a Plan of Conversion, incorporated herein by reference, whereby the Mutual Holding Company will convert from a Massachusetts chartered mutual holding company to a Massachusetts chartered business corporation and stock holding company, to be known as Seacoast Financial Services Corporation ("Seacoast" or the "Company"). Simultaneously, the Company will issue shares of Common Stock (the "Conversion") as described below. Subsequent to the Conversion, Seacoast will issue shares in conjunction with the merger with Sandwich Bancorp, Inc. ("Sandwich") based on the previously negotiated exchange ratio reflecting the trading price of Seacoast Common Stock.

         The Bank and Company will offer shares of Company Common Stock (the "Conversion Stock") in a Subscription Offering to Eligible Account Holders, Supplemental Eligible Account Holders, the Company's and Bank's ESOP and Employees, Officers, Trustees and Directors. Any shares of Conversion Stock remaining unsold after the Subscription Offering will be offered for sale to the public through a Community Offering and a Syndicated Community Offering. All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion.

         We understand that, in accordance with the Plan of Conversion, Subscription Rights to purchase shares of Common Stock in the Company are to be issued to: (1) Eligible Depositors of Compass at December 31, 1996; (2) Eligible Depositors of Compass at June 30, 1997; (3) an Employee Stock Ownership Plan of Compass ("ESOP"); and (4) to Employees, Officers, Trustees and Directors of The 1855 Bancorp and Compass. Based solely upon our observation that the


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Board of Trustees
Board of Directors
July 31, 1998
Page 2


Subscription Rights will be available to such parties without payment, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

  1.    the Subscription Rights will have no ascertainable market value; and

  2. the price at which the Subscription Rights are exercisable will not be more or less than the estimated pro forma market value of the shares immediately upon issuance.

         Changes in the local and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the Subscription Offering will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                                                   Respectfully submitted,

                                                   RP FINANCIAL, LC.

                                                   /s/ RP Financial, LC.